UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

Attached hereto as Exhibit 101 to this Amendment No. 1 ("Amendment No. 1) to the Report on Form 6-K is the Interactive Data File formatted in Extensible Business Reporting Language (XBRL) relating to the following materials from the Report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the "Commission") on September 14, 2012,  (the "Form 6-K"): (i) Condensed Consolidated Balance Sheets as of December 31, 2011 and June 30, 2012 (unaudited); (ii) Unaudited Interim Condensed Consolidated Statements of Operation for the six month periods ended June 30, 2011 and 2012; (iii) Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/ (Loss) for the six-month periods ended June 30, 2012 and 2011; (iv) Unaudited Interim Condensed Consolidated Statement of Stockholders' Equity for the six month periods ended June 30, 2011 and 2012; (v) Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2011 and 2012; (vi) Notes to Unaudited Interim Condensed Consolidated Financial Statements.  Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information set forth in the Form 6-K, or reflect any events that occured after the date of the Form 6-K. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under those sections.

This Amendment No. 1 and the exhibit thereto are hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-180674) that was filed with the Commission with an effective date of July 17, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: September 28, 2012	By:	/s/ Spyros Capralos
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President